[LOGO OMITTED]

                           HAWORTH AWARDS SAPIENS WITH
                     A MULTI-MILLION DOLLAR OUTSOURCING DEAL

     NEW CONTRACT WILL INCREASE HAWORTH'S RESPONSE TIME AND CUSTOMER SERVICE

Research Triangle Park, NC -- May 8, 2003 -- Sapiens International Corporation (NASDAQ: SPNS), today announced thaT it will undertake the maintenance and administration of Haworth's business critical COMSTAR system which is built on Sapiens' rules based technology, eMerge Business Integrity Server. This service in turn will deliver cost savings to Haworth through shorter turn-around times, 24/7 support and a higher quality of service.

The outsourcing offering, called Sapiens Maintenance Practice (SMP), will provide remote application support and maintenance services for COMSTAR, Haworth's Product Configurator and Order Entry system. COMSTAR contains over 75 million components, which can be configured into hundreds of furniture items, and communicates with other systems such as accounts receivable, manufacturing, order entry and customer service.

SMP is a select group of professionals who remotely maintain solutions systems from its headquarters in Cary, North Carolina, eliminating travel, housing and incidental costs while leveraging the internal resources and communication pipeline to European sites and R&D centers, delivering a best-of-breed service with lower operational and maintenance costs. The unique service enables customers like Haworth to focus on its core competencies.

"Sapiens' SMP brings tangible business improvement benefits to Haworth," said Brian Kovatch, Global Application Design Manager, Haworth, Inc. "We chose Sapiens based on their reputation for delivering on time and on budget and expect SMP to increase our internal productivity while lowering overall cost of ownership.

"Market leaders such as Haworth are beginning to see the importance of maximizing the value of their IT resources," said Vernon Ivory, vice president professional services, Sapiens Americas. "Sapiens' SMP empowers our customers to focus on critical paths to success while improving their bottom line."


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ABOUT HAWORTH

Haworth Inc. is a world leading designer, manufacturer and marketer of office furniture, with 2001 sales of $1.32 billion. Based in Holland, Mich., Haworth operates in more than 120 countries worldwide and has 10,000 members. For more information, please visit http://www.haworth.com.
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ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Occidental Fire & Casualty, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit http://www.sapiens.com.
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FOR ADDITIONAL INFORMATION
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USA                               Europe:
Rebecca Green                     Richard Moore
Padilla Speer Beardsley           Citigate Technology (UK)
Tel: +1-212-752-8338              Tel: +44 (0)1604 232 223
e-Mail: rgreen@psbpr.com          e-Mail: richard.moore@citigatetechnology.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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